Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 16, 2006

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ANSYS, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 8-K Filed April 27, 2006
File No. 0-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of June 7, 2006 to James E. Cashman III, President and Chief Executive Officer of the Company (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 17: Subsequent Event

Comment 1:

We note your response to comment no. 4 of our letter dated May 10, 2006 where you indicate that the Company intends to file the Form 8-K/A within the time periods specified in the Commission’s rules for Form 8-K. Please keep in mind that the Staff cannot clear our current review of the Company’s Form 10-K until we have an opportunity to review your Form 8-K/A.

Ms. Kathleen Collins

Securities and Exchange Commission

June 16, 2006

Response 1:

The Company understands and appreciates that the Commission’s ability to clear its review of the Company’s Form 10-K is dependent upon its review of the Company’s Form 8-K/A. As previously noted in the letter to the Commission on May 22, 2006, the Company intends to file the Form 8-K/A that includes the Article 3-05 and pro forma financial information of the Company within the time periods specified in the Commission’s rules for Form 8-K and in accordance with the presentation indicated in the letter to the Commission on May 3, 2006.

Form 8-K Filed April 27, 2006

Comment 2:

We note your response to comments no. 5 & 6 in our letter dated May 10, 2006 and your proposed revised disclosure. We have reviewed your response and we continue to question how your current presentation of a full non-GAAP Statement of Income complies with Item 100(b) of Regulation G. The Staff does not believe this presentation is appropriate. We understand that the Company’s intent was to show their reconciliation for the numerator and denominator used in the calculation of non-GAAP operating profit margin, however, by doing so you created several non-GAAP disclosures (i.e. non-GAAP cost of software licenses, non-GAAP selling and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, etc.). Each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K. Your disclosure should be revised to include the requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ for each of the non-GAAP measures presented. Alternatively, the reconciliation requirements of Item 10(e) can be achieved by providing the reconciliation of non-GAAP total operating income to GAAP operating income used in the computation of non-GAAP operating profit margin. Please explain how you intend to comply with the requirements of Item 10(e) of Regulation S-K and Regulation G and include an example of your proposed future disclosure.

Response 2:

In light of the concerns raised and the guidance provided by the Commission in connection with Comment 2, the Company will revise its press releases filed under Item 9.01 of Forms 8-K in future periods to (a) provide a reconciliation for non-GAAP operating profit margin that is not a

Ms. Kathleen Collins

Securities and Exchange Commission

June 16, 2006

full non-GAAP Statement of Income and (b) enhance its disclosure for each non-GAAP measure presented to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The Company proposes to include for future periods the disclosure and the form of reconciliation for operating profit margin provided below in its press releases filed under Item 9.01 of Form 8-K that include the non-GAAP financial measures described below.

Proposed Disclosure For Future Periods

Use of Non-GAAP Measures

The Company provides non-GAAP adjusted operating profit margin and non-GAAP adjusted diluted earnings per share as supplemental measures to GAAP regarding the Company’s operational performance. These non-GAAP financial measures are financial measures used by management to (a) evaluate the Company’s historical and prospective financial performance as well as its performance relative to its competitors and (b) set internal budgets. Management generally considers these non-GAAP financial measures to be useful measures because, by excluding non-cash expenses related to amortization associated with intangible assets acquired in business acquisitions and stock-based compensation and their related tax impact, it provides investors with a better understanding of the performance of the Company and allows investors to evaluate the effectiveness of the methodology and information used by management in its financial and operational decision-making. Management uses these non-GAAP measures to allocate resources, to measure operational profitability, to measure the accuracy of forecasting, to assess financial discipline over operational expenditures and as an important factor in determining variable compensation. Although these non-GAAP measures are not reported by all of the Company’s competitors, the Company believes that a sufficient number of its competitors use similar financial measures to be of value to its investors.

Non-GAAP adjusted operating profit margin, non-GAAP adjusted net income and non-GAAP adjusted diluted earnings per share have historically been reported by the Company. As part of the Company’s presentation of non-GAAP adjusted operating profit margin, the Company also discloses adjustments to arrive at the following non-GAAP financial measures: non-GAAP cost of software licenses, non-GAAP amortization of software and acquired technology, non-GAAP cost of maintenance and service, non-GAAP selling and marketing expense, non-GAAP research and development expense, non-GAAP amortization expense and non-GAAP general and administrative expense. The non-GAAP adjustments, and the basis for excluding them, are outlined below:

Ms. Kathleen Collins

Securities and Exchange Commission

June 16, 2006

Amortization of intangibles from acquisitions and stock-based compensation expense and related tax impact. The Company incurs amortization of intangibles, included in its GAAP presentation of amortization of software and acquired technology and amortization expense, related to various acquisitions it has made. The Company incurs expense related to stock-based compensation included in its GAAP presentation of cost of software licenses, cost of maintenance and service, selling and marketing expense, research and development expense and general and administrative expense. Each of these adjustments also has an income tax impact on the Company. Management excludes these expenses for the purpose of calculating non-GAAP operating profit margin, which includes underlying adjustments to arrive at non-GAAP cost of software licenses, non-GAAP amortization of software and acquired technology, non-GAAP cost of maintenance and service, non-GAAP selling and marketing expense, non-GAAP research and development expense, non-GAAP amortization expense and non-GAAP general and administrative expense, when it evaluates the continuing operational performance of the Company. The Company believes eliminating these expenses to arrive at its presentation of non-GAAP adjusted operating profit margin and non-GAAP adjusted earning per share is useful to investors because these non-GAAP measures more appropriately reflect the results of the Company’s performance. In addition, management believes that the exclusion of stock-based compensation expense allows investors to better track the performance of the Company without regard to the effects of, in the case of stock options, the settlement of an obligation that will not be made in cash.

Non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles in the United States. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G, the Company has provided a reconciliation of the adjusted (non-GAAP) financial measures to the most directly comparable GAAP financial measures. The GAAP measures most directly comparable to non-GAAP measures reported are listed below:

GAAP Reporting Measure	Non-GAAP Reporting Measure
Operating Profit Margin	Adjusted Operating Profit Margin
Net Income	Adjusted Net Income
Diluted Earnings Per Share	Adjusted Diluted Earnings Per Share

Ms. Kathleen Collins

Securities and Exchange Commission

June 16, 2006

Cost of Software Licenses	Adjusted Cost of Software Licenses
Amortization of Software and Acquired Technology	Adjusted Amortization of Software and Acquired Technology
Cost of Maintenance and Service	Adjusted Cost of Maintenance and Service
Selling and Marketing Expense	Adjusted Selling and Marketing Expense
Research and Development Expense	Adjusted Research and Development Expense
Amortization Expense	Adjusted Amortization Expense
General and Administrative Expense	Adjusted General and Administrative Expense

Proposed Reconciliation

ANSYS, INC. AND SUBSIDIARIES

Reconciliation of Non-GAAP Measures

(in thousands, except percentages)

	As Reported			Adjustments	Adjusted Results
Total revenue	$	XXXX			$	XXXX
Operating income		XXXX		XXX[1]		XXXX
Operating profit margin		XX	%			XX	%
Net income		XXXX		XXX[2]		XXXX
Earnings per share – diluted:	$	XX			$	XX
Diluted earnings per share
Weighted average shares – diluted		XXXXX				XXXXX

1	Amount represents amortization expense associated with intangible assets acquired in business acquisitions, including amounts primarily related to acquired software, customer list and non-compete agreements, and the charge for stock-based compensation in accordance with the Company’s January 1, 2006 adoption of SFAS No. 123R, “Share-Based Payment.” Specifically, the adjustments to the components of operating income are as follows: cost of software licenses, cost of maintenance and services, selling and marketing expenses, research and development expenses and general and administrative expenses have been adjusted by XX, XX,

Ms. Kathleen Collins

Securities and Exchange Commission

June 16, 2006

XX, XX and XX, respectively, as result of stock-based compensation expense, and amortization expenses have been adjusted by XX, as a result of amortization expense of intangible assets.

2	Amount represents the impact of the adjustments to operating income referred to in (1) above, adjusted for the related income tax impact of XX.

* * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Joseph L. Johnson III

Joseph L. Johnson III, Esq.

Goodwin Procter LLP

cc:	Sheila S. DiNardo

    ANSYS, Inc.